UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

Commission File Number: 001-38607

ENDAVA PLC

(Name of Registrant)

125 Old Broad Street

London EC2N 1AR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Executive Management Team Update

On September 18, 2026, the Board of Directors (the “Board”) of Endava plc (the “Company”) appointed Conor McShane from AlixPartners LLP, a leading global business advisory firm, to serve as the Company’s Interim Chief Financial Officer, and designated him as principal financial officer and principal accounting officer, effective September 21, 2026.

The appointment follows the decision of the Board, upon the recommendation of the Company’s Audit Committee of the Board (the “Committee”), to place Mark Thurston, the Company’s Chief Financial Officer, on administrative leave, effective September 21, 2026. Mr. Thurston’s leave is pending the conclusion of an ongoing investigation being conducted by independent outside counsel for the Committee, which was initiated in response to the Company’s outside auditors raising concerns about the Company’s accounting treatment of certain customer and supplier agreements and related matters. The independent investigation is ongoing, and to ensure the fairness of that process, the Company does not plan further comment pending conclusion of the investigation.

On September 21, 2026, the Company issued a press release announcing the matters described above and that, relative to its historical reporting schedule, the Company expects to publish its earnings release and host its conference call relating to the fourth quarter and full year financial results for the fiscal year ended June 30, 2026, as well as file its Annual Report on Form 20-F for the year ended June 30, 2026, on a later timetable. The Company intends to publish its financial results and file its Annual Report on Form 20-F by November 2, 2026, the deadline required under applicable U.S. Securities and Exchange Commission (“SEC”) rules. A copy of the press release is furnished herewith as Exhibit 99.1.

Forward-Looking Statements

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” “intends,” “outlook,” “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, statements relating to the investigation being conducted by independent outside counsel for the Committee, including the scope, timing and results of the investigation; and the availability and announcement of fourth quarter and full year 2026 financial results. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to the risks and uncertainties discussed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, filed with the SEC on September 4, 2025, and in other filings that the Company makes from time to time with the SEC. In addition, the forward-looking statements included in this report represent the Company’s views and expectations as of the date hereof and are based on information currently available to the Company. The Company anticipates that subsequent events and developments may cause its views to change. The Company specifically disclaims any obligation to update the forward-looking statements in this report except as required by law. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date hereof.

INCORPORATION BY REFERENCE

The information in this report, including Exhibit 99.1, is hereby expressly incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-229213) and registration statements on Form S-8 (File Nos. 333-228717, 333-248904, 333-259900, 333-268067, 333-274571, 333-282207 and 333-290043), and any related prospectuses, as such registration statements may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release, dated September 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: September 21, 2026	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer